FORM 6-K
                                    --------


                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                NOVEMBER                          2003
                                -------------------------        -------------
Commission File Number          000-19865
                                -------------------------        -------------

                             CEDARA SOFTWARE CORP.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                               6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F       X         Form 40-F
                          ----------------          ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                       No          X
                      ------------------       ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX

     Document                                                          Page No.

         1.     October 7, 2003 - Cedara(R)Joins                          4
                Intel(R)Early Access Program
         2.     October 14, 2003 - Cedara(R)Signs agreement               7
                with Major Chinese X-ray company to Distribute
                X-Ray Acquisition Console Software and PACS
         3.     October 22, 2003 - Cedara(R)Introduces Cedara            10
                I-Acquire/FD(TM)Advanced New Film Digitizer
                Software that Provides Hospitals and Clinics
                with the Easiest, Most Cost-Effective Migration
                from Massive Film Libraries to Digital PACS
         4.     November 6 - Cedara Software announces Revenue           13
                Gain and Positive Earnings for First Quarter

                                                                   DOCUMENT 1

CEDARA(R) JOINS INTEL(R)  EARLY ACCESS PROGRAM

TORONTO, October 7, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced today that it has joined the Intel(R) Early Access Program.

The Intel Early Access Program helps Cedara accelerate the development and optimization of its products using the Intel architecture. Offering an extensive array of resources to program members (including training, technical support, early access to Intel pre-released platforms and peer networking opportunities), the Intel Early Access Program is a forum for technology learning and expansion, allowing its diverse members to collaborate and provide innovative end-to-end customer solutions.

"We are pleased that Cedara has joined the Intel Early Access Program and supports Intel architectures," said Melissa Laird, General Manager of Intel's Solution Enabling Division." The performance enhancements that Cedara's 3D imaging technology experienced as a result of adopting the Intel C++ compiler will have long term benefits to their customers. By participating in Intel's Early Access Program, Cedara will have access to future technologies and Intel innovations."

Cedara's participation in the Intel Early Access Program helps it to develop advanced medical solutions, utilizing Intel architecture, that improve the quality of patient healthcare. Cedara has realized impressive gains with its Intel-based medical workstations and servers, using such Intel developer solutions as the Intel C++ Compiler and VTune(TM) Performance Analyzer.

"Intel's program has already provided us with great resources for our product development efforts," said Manu Mahbubani, Cedara's Vice President of Engineering. "Working together with Intel, we are better able to meet the growing needs of our customers. By developing greater expertise in Intel architectures and future technology advancements, we can offer customers improved system performance."

 "Speed is crucial because software that delivers fast access to high-quality information from medical images saves lives," said Levant Tinaz, Cedara's Senior Software Engineer. "We were very impressed with the huge performance gains when we switched from our compiler to the Intel C++ Compiler. We obtained a 1.3 times performance gain for most of our benchmarks and a 1.7 times gain for our volume rendering benchmarks and, while the average results look good, many of the individual results are stunning - up to 2.8 times faster."

Cedara provides full spectrum medical software technologies for some of the world's most demanding healthcare distributors and OEMs. Cedara's clinical and web-enabled PACS (Picture Archiving and Communications System) applications, development toolkits, custom engineering, and professional services span all aspects of healthcare imaging workflow -- from image acquisition, through image management, diagnosis and image-guided therapy.

Cedara has published two case studies with Intel and Microsoft(R). The case studies showcase how Intel C++ compilers and Intel Solutions Services deliver enhanced performance for Cedara's 3D imaging technology in its industry leading Imaging Application Platform (IAP) development environment.

Cedara has also worked with Microsoft to develop an Office XP demo CD that demonstrates how Speech Studio and Cedara's computer-based technologies help doctors and other medical professionals streamline the referral process by integrating speech technology, smart tags, and rich 3D MRI graphics. The agreement between Microsoft and Cedara covers Microsoft's use of the CD in worldwide marketing, advertising, speeches, analyst discussions and other media events.

More information on these case studies is available at www.cedara.com.

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           ---------------------

                                                                  DOCUMENT 2

                          [CEDERA (TM) Graphic omitted]

FOR IMMEDIATE RELEASE:

CONTACT:                                                         NEWS RELEASE
Michelle Pommells, Director Product Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com
---------------

CEDARA(R) SIGNS AGREEMENT WITH MAJOR CHINESE X-RAY COMPANY
TO DISTRIBUTE X-RAY ACQUISITION CONSOLE SOFTWARE AND PACS


TORONTO, October 14, 2003 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today announced a distribution agreement with Shanghai Medical Equipment Works (SMEW), one of the largest medical equipment companies in China. This agreement allows Cedara to broaden distribution of its popular I-Acquire/DR(TM) acquisition console software, I-SoftView(TM) diagnostic review workstation, and I-Store(TM) image and distribution archive into SMEW's network of more than 5,000 hospitals.

Cedara's I-Acquire universal X-ray acquisition console application offers the easiest and fastest way for OEMs (Original Equipment Manufacturers) and system integrators to interface with multiple X-ray related acquisition devices. I-Acquire can quickly be integrated with digital flat panel detectors, DR (Digital Radiography) and CR (Computed Radiography) scanners/readers for general purpose multi-modality viewing. By unifying multiple modalities under a single intuitive console application, Cedara I-Acquire lowers operator learning curve and enables OEMs and system integrators to create competitive DR systems with powerful workflow and image processing capabilities. The product's ready-to-integrate approach significantly reduces manufacturers' time to market and cost of productization.

The Cedara I-SoftView diagnostic review workstation, and Cedara I-Store image distribution and archive analyze, store and distribute medical images and allow clients to offer a robust, flexible, and fully-scalable image management solution in a low maintenance environment.

"In order to accelerate our transition from a traditional X-ray equipment vendor to a digital solutions provider, Shanghai Medical Equipment Works evaluated solutions from several local vendors but ultimately chose Cedara for its rich portfolio of solutions for Radiology practices," said Mr. Chen Yao Kang, Director for Shanghai Medical Equipment Works. "SMEW was very attracted to Cedara solutions for their scalability and ability to meet the needs of small, medium, and large hospital enterprises."


"Partnering with Shanghai Medical Equipment Works who has one third market share in X-Rays in China is a huge step forward in our strategy to increase coverage and reach more users in the Chinese marketplace," said Abe Schwartz, Cedara's President and Chief Executive Officer. "Our relationship with SMEW will ensure broad distribution of our products and enable customers to easily purchase solutions from the supplier of their choice."

For more information, visit the Cedara website at www.cedara.com. Or contact:
         Michelle Pommells, Cedara Software Corp.,
         (905) 672-2100 ext. 2356.
         Email: info@cedara.com.
                ----------------



ABOUT SHANGHAI MEDICAL EQUIPMENT WORKS:

Established in 1946, Shanghai Medical Equipment Works (SMEW) is one of the largest medical equipment enterprises in China. Registered under the trade mark "SANYE", X-rays are our main product line. Our systems are used by some of the worlds leading medical equipment companies, such as Siemens, GMM, Villa, Edison and Thales. SMEW has reassembled X-ray units of 800mA, 150kV for Toshiba Japan since the 1980's and also founded Shanghai Siemens Medical Equipment Co. Ltd. to produce Artificial Kidneys in 1993 in cooperation with Siemens.

SMEW has developed many special and small sized of X-ray units, including the XK10 Dental X-ray unit, PX-100CK mobile X-ray unit, XC species mobile C-arm unit, and XG5/125 remote controlled Fluoscopy X-ray unit. We develop not only single table-single tube X-ray units, and double table double tube X-ray units, but also over tube remote controlled X-ray units. SMEW is an ISO9001 Quality system and 3C Attestation company.

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.



Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           ---------------------

                                                                  DOCUMENT 3

                         [CEDERA (TM) Graphic omitted]

FOR IMMEDIATE RELEASE:

CONTACT:                                                        NEWS RELEASE
Michelle Pommells, Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com


         CEDARA(R) INTRODUCES CEDARA I-ACQUIRE/FD(TM) ADVANCED NEW FILM DIGITIZER SOFTWARE THAT PROVIDES HOSPITALS AND CLINICS WITH THE EASIEST, MOST COST-EFFECTIVE MIGRATION FROM MASSIVE FILM LIBRARIES TO DIGITAL PACS

      o  ELIMINATES COSTS ASSOCIATED WITH STORING AND MANAGING FILM

      o SAVES TIME AND MONEY BY SCANNING MULTIPLE FILM IMAGES CONSECUTIVELY WITHOUT INTERRUPTIONS

      o IMPROVES IMAGE QUALITY WITH POWERFUL IMAGE ENHANCEMENT TOOLS ORDINARILY FOUND ONLY ON DEDICATED PACS WORKSTATIONS

      o  EASILY DEPLOYED IN HOSPITALS AND CLINICS WITH OR WITHOUT PACS



TORONTO, October 22, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today unveiled Cedara I-Acquire/FD, its new film scanning console application. The new software allows hospitals and clinics to convert their vast libraries of film into digital format. By digitizing film, hospitals and clinics can eliminate the ongoing costs of maintaining these film libraries.

"The Cedara I-Acquire/FD product offers precisely what the marketplace is looking for; a competitively priced, high quality film digitizing application software package for film digitizers. We feel confident that the integration of the Cedara I-Acquire software with our film digitizer is one of the finest offerings available." said Brian Beardslee, Vice President and General Manager, Medical Business Line, VIDAR Systems Corporation.

Cedara I-Acquire/FD supports many industry leading film digitizers including VIDAR(R) SIERRA plus, VIDAR(R) SIERRA DiagnosticPRO(TM) plus and Howtek(R) MultiRAD(TM) 460 and 860.

"Cedara I-Acquire/FD is a product of exceptional value that revolutionizes the transition from a film environment to a digital one. Perfect for healthcare facilities of all sizes, it is the simplest, most cost-effective solution for digitizing medical images," said Minglin Li, Cedara's Director for PACS.

Hospitals in the process of migrating to a digital environment can continue to use film-based modalities by taking advantage of Cedara I-Acquire/FD to digitize film, which can then be used with an existing PACS. This saves radiologists' time by allowing them to make diagnoses using softcopy images only.

Digitizing film with Cedara I-Acquire/FD also benefits smaller medical facilities that do not have an existing PACS by enabling them to store images on CD. The dramatic savings in storage space and cost makes it easier for clinics to manage their image archives.

With Cedara I-Acquire/FD, images are displayed with the highest possible quality, optimizing dense and soft tissue details, greatly improving the value of clinical information. Images can be further enhanced using advanced, easy-to-use image processing tools that are found only on high-end PACS workstations.

Technologists no longer need to spend time scanning film sheet by sheet. Cedara I-Acquire/FD can digitize multiple films consecutively, allowing for unattended operation. Film digitizer parameters can be controlled directly from the application, further streamlining the scanning process.

Cedara I-Acquire/FD extends Cedara's current offering of innovative x-ray modality solutions. A consistent user interface is offered across multiple modalities to help technologists ramp up quickly, and direct their focus on the patient rather than on the software. Other modalities supported by the Cedara I-Acquire family include Computed Radiography, Digital Radiography, and Mammography.

For more information about Cedara I-Acquire/FD and Cedara's range of medical image management products, visit the Cedara Website at www.cedara.com. Or contact:


Michelle Pommells, Cedara Software Corp.
(905) 672-2100 ext. 2356
Email: info@cedara.com
       ---------------


ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           ---------------------

                                                                  DOCUMENT 4

NEWS RELEASE


Attention: Business/Financial Editors:


        CEDARA SOFTWARE ANNOUNCES REVENUE GAIN AND POSITIVE EARNINGS FOR
                                 FIRST QUARTER


November 6, 2003





TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) today announced results for the first quarter ended September 30, 2003.


Revenue from continuing operations in the first quarter of fiscal 2004 was $10.1 million, an increase of 60% compared to $6.3 million in the first quarter of last year. Software license revenue was up by $4.5 million to $6.2 million. Gross margin of $7.7 million or 77% of revenue in the first quarter of fiscal 2004, compared to gross margin of $3.5 million or 54% of revenue for the first quarter of fiscal 2003, reflects the increase in high-margin software license revenues.


Operating expenses in the first quarter of fiscal 2004 declined by $1.4 million or 19% to $5.8 million compared to $7.2 million in the same period last year. The decline is due primarily to lower general and administrative expenses which were down by $0.6 million or 28%, and reduced severance costs which declined by $0.6 million.


The Company reported net income of $1.7 million for the first quarter of fiscal 2004, compared to a net loss of $4.0 million in the same quarter last year. Diluted earnings per share of $0.06 for the quarter ended September 30, 2003 compared to a diluted loss per share of $0.17 in the same period last year.

"I am pleased to start the new fiscal year by reporting a profitable quarter," said Abe Schwartz, Cedara's President and Chief Executive Officer. "We have made substantial progress over the past year in improving the fundamentals of the business. The results that were achieved this quarter are an early indication of this. We will continue to focus our attention on improving operational performance with a view to demonstrating sustained profitability throughout fiscal 2004", added Schwartz.

CONFERENCE CALL INFORMATION
---------------------------


The Cedara Software Corp. first quarter fiscal 2004 conference call and web cast to discuss results and corporate strategy is scheduled for 10:00 am EST on Monday, November 10, 2003. The conference call can be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm . Participants in the conference call are asked to DIAL 416-695-5806 OR 1-800-273-9672, five to ten minutes prior to the November 10, 2003, 10:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight December 5, 2003. To listen to the replay, please dial 416-695-5800 OR 1-800-408-3053, and enter pass code 1492287.

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of technologies for many of the world's leading medical device and healthcare information technology companies. Cedara Software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           ---------------------


Three pages of consolidated financial statements follow:

CEDARA SOFTWARE CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

======================================================================================================================
                                                                         September 30, 2003     June 30, 2003
----------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
Assets
----------------------------------------------------------------------------------------------------------------------

Current assets:
     Accounts receivable                                                     $   8,293          $    5,551
     Inventory                                                                     479                 472
     Prepaid expenses and other assets                                             566                 876
----------------------------------------------------------------------------------------------------------------------
                                                                                 9,338               6,899

Capital assets                                                                   2,438               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  520                 542
Deferred development costs                                                         223                 335
----------------------------------------------------------------------------------------------------------------------
                                                                             $  22,044          $   19,869
======================================================================================================================

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                                       $  10,722          $    9,493
     Accounts payable and accrued liabilities                                    5,175               6,278
     Deferred revenue                                                            1,312                 532
     Current liabilities of discontinued operations                              2,043               2,460
----------------------------------------------------------------------------------------------------------------------
                                                                                19,252              18,763

Convertible subordinated debentures                                              2,869               2,851
Non-current portion of provision for loss on sublease                               90                 108

Shareholders' equity (deficiency):
     Capital stock                                                             106,328             106,328
     Warrants                                                                    3,260               3,260
     Deficit                                                                  (109,755)           (111,441)
----------------------------------------------------------------------------------------------------------------------
                                                                                  (167)             (1,853)
Commitments
----------------------------------------------------------------------------------------------------------------------
                                                                             $  22,044          $   19,869
======================================================================================================================

CEDARA SOFTWARE CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars, except per share amounts)

======================================================================================================================
                                                                                    Three months ended September 30
                                                                                         2003             2002
----------------------------------------------------------------------------------------------------------------------

Revenue                                                                          $     10,103      $     6,333
Direct costs                                                                            2,364            2,883
----------------------------------------------------------------------------------------------------------------------

Gross margin                                                                            7,739            3,450

Expenses:
     Research and development                                                           2,310            2,318
     Sales and marketing                                                                1,015            1,032
     General and administration                                                         1,554            2,146
     Severance costs                                                                       21              577
     Other charges                                                                        435               89
     Amortization of intangible assets                                                     56              428
     Depreciation and amortization                                                        449              620
----------------------------------------------------------------------------------------------------------------------
                                                                                        5,840            7,210
----------------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                                                   1,899           (3,760)

----------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                     266              274
----------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                                                1,633           (4,034)

Income from discontinued operations                                                        53                -
----------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                 $     1,686      $    (4,034)
======================================================================================================================

Earnings (loss) per share from continuing operations:
     Basic                                                                        $      0.07      $    (0.17)
     Diluted                                                                      $      0.06      $    (0.17)

Earnings (loss) per share:
     Basic                                                                        $      0.07      $    (0.17)
     Diluted                                                                      $      0.06      $    (0.17)

======================================================================================================================

Weighted average number of shares outstanding - basic                               24,157,621       24,157,621
Weighted average number of shares outstanding - diluted                             26,427,255       24,157,621

CEDARA SOFTWARE CORP.


UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

======================================================================================================================

                                                                                Three months ended September 30

                                                                                         2003             2002
----------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Net income (loss) from continuing operations                                  $    1,633       $   (4,034)
     Items not involving cash:
         Depreciation and amortization                                                    505            1,048
         Accretion of interest on convertible subordinated debentures                      18               16
         Loss on disposal of capital assets                                                23                -
         Other                                                                             27             (475)
----------------------------------------------------------------------------------------------------------------------
                                                                                        2,206           (3,445)
----------------------------------------------------------------------------------------------------------------------

     Change in non-cash operating working capital:
         Accounts receivable                                                           (2,769)             311
         Inventory                                                                         (7)            (265)
         Prepaid expenses and other assets                                                310              106
         Accounts payable and accrued liabilities                                      (1,121)           1,650
         Deferred revenue                                                                 780             (398)
----------------------------------------------------------------------------------------------------------------------
                                                                                       (2,807)           1,404
----------------------------------------------------------------------------------------------------------------------
                                                                                         (601)          (2,041)
Investing activities:
     Decrease in restricted cash                                                            -               63
     Additions to intangible assets                                                       (34)             (33)
     Additions to capital assets                                                         (231)            (928)
     Proceeds on disposal of capital assets                                                 1                -
----------------------------------------------------------------------------------------------------------------------
                                                                                         (264)            (898)

Financing activities:
     Increase in bank indebtedness                                                      1,229            3,278
----------------------------------------------------------------------------------------------------------------------
                                                                                        1,229            3,278

----------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations                            364              339

Change in cash and cash equivalents from discontinued operations                         (364)            (339)

Cash and cash equivalents, beginning of period                                              -                -
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                           $        -       $        -
======================================================================================================================



FOR FURTHER INFORMATION, PLEASE CONTACT:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com
                                       --------------------------

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   CEDARA SOFTWARE CORP.
                                          -------------------------------------
                                                       (Registrant)

Date:   November 7, 2003                  By: /s/      Fraser Sinclair
        -------------------------             ---------------------------------
                                                         (Signature)
                                              Fraser Sinclair
                                              Chief Financial Officer